Mortgage Professionals Lead Source, Inc.
                (A Development Stage Enterprise)


                        TABLE OF CONTENTS


                                                                 Page

Report of Independent Certified Public Accountants                 1

Financial Statements:

     Balance Sheet - July 20, 2001                                 2

     Statement of Operations for the Period from February 16,
       2001 (Date of Inception) through July 20, 2001              3

     Statement of Stockholders' Equity for the Period from
       February 16, 2001 (Date of Inception) through July 20,
       2001                                                        4

     Statement of Cash Flows for the Period from February 16,
       2001 (Date of Inception) through July 20, 2001              5

Notes to Financial Statements                                      6



  HANSEN, BARNETT & MAXWELL
  A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS

                                                     (801) 532-2200
Member of AICPA Division of Firms                  Fax (801) 532-7944
      Member of SECPS                         345 East Broadway, Suite 200
Member of Summit International Associates   Salt Lake City, Utah 84111-2693


       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Mortgage Professionals Lead Source, Inc

We have audited the accompanying balance sheet of Mortgage Professionals Lead Source, Inc. (a development stage enterprise) as of July 20, 2001 and the related statements of operations, stockholders' equity and cash flows for the period from February 16, 2001 (date of inception) through July 20, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mortgage Professionals Lead Source, Inc. as of July 20, 2001 and the results of its operations and its cash flows for the period from February 16, 2001 (date of inception) through July 20, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's lack of operating history raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                   HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
July 26, 2001

                                   1


               Mortgage Professionals Lead Source, Inc.
                   (A Development Stage Enterprises)
                             BALANCE SHEET
                             July 20, 2001


                                ASSETS

Current Assets
  Cash                                                  $15,452
  Prepaid expenses                                        2,275
                                                        -------

     Total Current Assets                                17,727
                                                        -------

Restricted Cash in Escrow                                   750
Deferred Offering Costs                                  23,041
                                                        -------

Total Assets                                            $41,518
                                                        =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                      $22,041
                                                        -------

     Total Current Liabilities                           22,041
                                                        -------

Stockholders' Equity
  Common stock - no par value; 50,000,000 shares
     authorized; 510,000 shares issued and outstanding   45,000
  Deficit accumulated during the development stage      (25,523)
                                                        -------

     Total Stockholders' Equity                          19,477
                                                        -------
Total Liabilities and Stockholders' Equity              $41,518
                                                        =======

The accompanying notes are an integral part of these financial statements.

                                   2

               Mortgage Professionals Lead Source, Inc.
                   (A Development Stage Enterprise)
                        STATEMENT OF OPERATIONS


                                                         From
                                                     February 16, 2001
                                                     Date of Inception
                                                        through
                                                       July 20, 2001
                                                     -----------------

Revenue                                              $               -

General and administrative expenses                            (25,523)
                                                     -----------------

Net Loss                                             $         (25,523)
                                                     =================

Basic and Diluted Loss Per Share                     $           (0.05)
                                                     -----------------
Weighted Average Number of Shares
  Outstanding
                                                               510,000
                                                      ================

The accompanying notes are an integral part of these financial statements.

                                   3

               Mortgage Professionals Lead Source, Inc.
                   (A Development Stage Enterprise)
                   STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                 Deficit
                                                                               Accumulated
                                               Common Stock      Receivable       During       Total
                                            ------------------      From       Development  Stockholders'
                                             Shares     Amount   Shareholder      Stage       Equity
                                            --------   -------    --------       --------    --------

Balance - February 16, 2001                        -   $     -    $      -       $      -    $      -

Shares issued for cash, February 16, 2001,
 $0.0294 per share                           170,000     5,000           -              -       5,000

Shares issued for receivable,
  February 16, 2001
  $0.0294 per share                          170,000     5,000      (5,000)             -           -
  $0.069 per share                           145,000    10,000     (10,000)             -           -

Shares issued for services, February 16,
 2001, $1.00  per share                      25,000     25,000           -              -      25,000

Cash received for shareholders,
 April 6, 2001                                    -          -       5,000              -       5,000
 July 19, 2001                                    -          -      10,000              -      10,000

Net loss                                          -          -           -        (25,523)    (25,523)
                                            -------    -------    --------       --------    --------

Balance - July 20, 2001                     510,000    $45,000    $      -       $(25,523)   $ 19,477
                                            =======    =======    ========       ========    ========

The accompanying notes are an integral part of these financial statments.

                                   4




              Mortgage Professionals Lead Source, Inc.
                  (A Development Stage Enterprise)
                       STATEMENT OF CASH FLOWS

                                                             From
                                                        February 16, 2001
                                                        (Date of Inception)
                                                             through
                                                            July 20, 2001
                                                        ------------------
Cash Flows from Operating Activities
 Net loss                                               $          (25,523)
 Stock issued for services                                          25,000
 Changes in current assets and liabilities
    Prepaid expenses                                                (2,275)
    Accounts payable                                                   300
                                                         -----------------

    Net Cash Used by Operating Activities                           (2,498)
                                                         -----------------

    Net Cash From Investing Activities                                   -

Cash Flows From Financing Activities
 Proceeds from issuance of common stock                              5,000
 Cash received on receivable from shareholders                      15,000
 Deferred offering costs                                            (1,300)
 Restricted cash in escrow                                            (750)
                                                         -----------------

    Net Cash Provided by Financing Activities                       17,950
                                                         -----------------

Net Increase in Cash and Cash Equivalents                           15,452

Cash and Cash Equivalents at  Beginning of Period                        -
                                                         -----------------

Cash and Cash Equivalents at End of Period               $          15,452
                                                         =================
Non-Cash Financing and Investing Information
 Shareholder receivable                                  $          15,000
 Accrual of deferred offering costs                                 21,741

The accompanying notes are an integral part of these financial statements.

                                   5


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - On February 16, 2001, Mortgage Professionals Lead Source, Inc. ("the Company") was organized under the laws of the State of Utah. The Company is considered a development stage enterprise and is in the process of raising capital to fund operations. The planned operations of the Company consists of development and acquisition through marketing efforts of various financing commitments such as mortgages and refinancing and related undertakings for placement and resales. The Company has established it's year end as December 31. The Company has had no revenues from any source to date.

Business Condition -   The Company has limited operating history.
This situation raises substantial doubt about its ability to continue as a going concern. Management plans to complete an SB-1 Registration Statement in which the Company will offer a minimum of 100,000 shares of common stock and a maximum of 200,000 shares of common stock at $1.00 per share. From the proceeds, the Company plans to use approximately $25,000 to pay legal counsel that assisted in the offering and other various offering costs. Management also plans to begin marketing and business operations with the proceeds from the offering. The improvement of the Company's financial condition is ultimately based upon obtaining profitable operations. Management anticipates that revenues from operations will be sufficient to sustain the Company, but there is no assurance that these revenues will be realized. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -  INCOME TAXES

The components of the net deferred tax asset as of July 20, 2001 are as follows:

          Tax Net Operating Loss  Carryforward      $  9,520
          Valuation Allowance                         (9,520)
                                                    --------
          Net Deferred Tax Asset                    $      -
                                                    ========

During the period ended July 20, 2001 the valuation allowance increased $9,520.

As of July 20, 2001 the Company had net operating loss carry forwards for federal income tax reporting purposes of $25,523 which will expire, beginning in 2020.

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the year ended July 20, 2001:

   Income tax benefit at statutory rate (34%)       $  8,678
   Change in valuation allowance                     (9,520)
        State benefit net of federal tax                842
                                                    -------

   Provision for Income Taxes                       $     -
                                                    ========
                                   6

NOTE 3 - RELATED PARTY TRANSACTIONS

Three officers of the Company are presently principal officers in a related business entity known as Velocityloan.com, which is also engaged in the internet marketing of various mortgage loan opportunities and acting as an internet loan broker. The relationship of loan placements to Velocityloan.com could possibly subject the company to certain charges or claims of preferential dealing or treatment in the placement of any loans through Velocityloan.com.

NOTE 4 - STOCKHOLDERS' EQUITY

On February 16, 2001, the Company issued 170,000 shares of common stock to an officer of the Company for cash. The proceeds from the issuance of the stock was $5,000 or $0.0294 per share. The Company also issued 170,000 shares of common stock to an officer and 145,000 shares to one of the founding shareholders for notes receivable in the amount of $5,000 and $10,000, respectively. The proceeds of $5,000 were received on April 6, 2001 and the proceeds of $10,000 were received on July 19, 2001. On that same date, the four directors and officers of the Company and an additional founding shareholder each received 5,000 shares of common stock for entrepreneurial and organizational services to be rendered for the Company in its efforts to complete an SEC SB-1 Registration and the organization of the Company which should be completed during 2001. It is anticipated that each of these individuals will spend relatively equal amounts of time in their efforts to file the SB-1, and that the time spent will be fairly minimal (estimated to be 5 to 15 hours per month). The 25,000 shares issued for services have been valued at the offering price of $1.00 per share. These shares are considered to be founders' shares and have thus been charged to expense during the current period.

NOTE 5 - DEVELOPMENT AGREEMENT

On January 30, 2001, the organizers entered into a development agreement with a founding shareholder who will provide financial and business consulting services to the Company specifically for the purpose of filing an SEC SB-1 Registration and the contemplated expenditure of proceeds. His services will not extend beyond 24 months but are expected to be completed during 2001. In consideration for his services, the Company issued 5,000 shares of stock to the individual. The individual will have pre-emptive rights to acquire any subsequently issued shares, debentures, or other securities or rights convertible into shares or other equities, as necessary to maintain his existing 30% shareholder ownership percentage interest upon terms equivalent to the most favorable price at which subsequent securities or option rights are sold or placed, or options exercised in the sale or placement of shares.

NOTE 6 - OPERATING LEASE

In April, the Company entered into a lease agreement for use of office space with an individual. The lease began on May 1, 2001 with a lease term of six months. The base monthly rent for the term of the lease is $100. For the period ended July 20, 2001, $300 in rent expense was accrued.


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